As filed with the Securities and Exchange Commission on December 10, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MILLER PETROLEUM, INC.

(Exact name of registrant as specified in its charter)

Tennessee	62-1028629
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

3651 Baker Highway, Huntsville, TN	37756
(Address of Principal Executive Offices)	(Zip Code)

Non-Plan Employee Options

Miller Petroleum, Inc. Stock Plan

(Full title of the plans)

Mr. Paul Boyd

Chief Financial Officer

Miller Petroleum, Inc.

3651 Baker Highway

Huntsville, TN  37756

(Name and address of agent for service)

(865) 223-6575

(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share (1)(2)	50,000	$5.45	$272,500	$19.43
Common stock, par value $0.001 per share (2)(3)	2,375,000	$5.94	14,107,500	1,005.86
Common stock, par value $0.001 per share (2)(4)	100,000	$6.534	653,400	46.59
Common stock, par value $0.001 per share (2)(5)	25,000	$6.94	173,500	12.37
Common stock, par value $0.001 per share (2)(6)	300,000	$4.98	1,494,000	106.52
Common stock, par value $0.001 per share (2)(7)	250,000	$5.45	1,362,500	97.15
Common stock, par value $0.001 per share (2)(8)	250,000	$5.45	1,362,500	97.15
Common stock, par value $0.001 per share (2)(9)	150,000	$5.45	817,500	58.29
Total	3,500,000			$1,443.36

(1)           Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based on the minimum exercise price of options to be granted under the Miller Petroleum, Inc. Stock Plan.

(2)           To the extent permitted by Rule 416, this registration statement also covers such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the options granted under the Miller Petroleum, Inc. Stock Plan in the event of stock splits, stock dividends or similar transactions.

(3)           Includes shares of common stock underlying outstanding options granted under the Miller Petroleum, Inc. Stock Plan with an exercise price of $5.94 per share.

(4)           Includes shares of common stock underlying outstanding options granted under the Miller Petroleum, Inc. Stock Plan with an exercise price of $6.534 per share.

(5)           Includes shares of common stock underlying outstanding options granted under the Miller Petroleum, Inc. Stock Plan with an exercise price of $6.94 per share.

(6)           Includes shares of common stock underlying outstanding options granted under the Miller Petroleum, Inc. Stock Plan with an exercise price of $4.98 per share.

(7)           Includes shares of common stock underlying outstanding non-plan employee options with an exercise price of $0.33 per share.

(8)           Includes shares of common stock underlying outstanding non-plan employee options with an exercise price of $0.40 per share.

(9)           Includes shares of common stock underlying outstanding non-plan employee options with an exercise price of $2.52 per share.

(10)          Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based on the average of the high and low prices for our common stock as reported on the Nasdaq Stock Market on December 6, 2010.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This registration statement relates to separate prospectuses.

Items 1 and 2 of this Part I, and the documents incorporated herein by reference pursuant to Item 3 of Part II of this Form S-8, constitute the first prospectus relating to issuances to our employees, directors, consultants and others of up to 2,850,000 shares of common stock pursuant to our Miller Petroleum, Inc. Stock Plan together with non-plan options to purchase an aggregate of 650,000 shares of our common stock previously granted to our employees.  Pursuant to the requirements of Form S-8 and Rule 428, we will deliver or cause to be delivered to plan participants and employees who hold the non-plan employee options any required information as specified by Rule 428(b)(1).  The second prospectus, referred to as the reoffer prospectus, relates to the reoffer or resale of any shares that are deemed to be control securities or restricted securities under the Securities Act of 1933, as amended.

PROSPECTUS

Item 1.	Plan Information.

Miller Petroleum, Inc. Stock Plan

We established the Miller Petroleum, Inc. Stock Plan effective April 15, 2010 covering 3,000,000 shares of our common stock to permit us to offer to our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in our company.  The issuance of grants under the plan will be made to persons who are closely related to us and who provide bona fide services to us in connection with our business which are not in connection with the offer or sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities.  Grants of options or shares may be awarded under the plan pursuant to individually negotiated compensation contracts or as determined and/or approved by our Board of Directors.  The eligible participants include our directors, officers, employees and non-employee consultants and advisors.  There is no limit as to the number of securities that may be awarded under the Miller Petroleum, Inc. Stock Plan to a single participant.

The Miller Petroleum, Inc. Stock Plan does not require restrictions on the transferability of securities issued thereunder.  However, such securities may be restricted as a condition to their issuance where the Board of Directors deems such restrictions appropriate.  The Miller Petroleum, Inc. Stock Plan is not subject to the Employee Retirement Income Securities Act of 1974.  Restricted shares awarded under the Miller Petroleum, Inc. Stock Plan are intended to be fully taxable to the recipient as earned income.  As of the date hereof, we have granted options to purchase 2,950,000 shares of common stock under our plan and are registering the shares underlying options to purchase 2,800,000 shares underlying outstanding options in the registration statement of which this prospectus forms a part, together with 50,000 shares available for grant under future options under the plan.

Non-Plan Employee Options

Between August 2008 and February 2010 we granted non-plan options to purchase an aggregate of 650,000 shares of our common stock certain of our employees, including to our Chief Executive Officer and our Chief Financial Officer, as additional compensation.  These options, which are exercisable at prices ranging from $0.33 per share to $2.52 per share, expire between February 18, 2015 and September 1, 2018.

Item 2.	Registrant Information and Employee Plan Annual Information.

We will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this registration statement.  These documents are incorporated by reference in the Section 10(a) prospectus.  We will also provide without charge, upon written or oral request, all other documents required to be delivered to recipients pursuant to Rule 428(b).  Any and all such requests shall be directed to Miller Petroleum, Inc. at our principal office at 3651 Baker Highway, Huntsville, TN  37756, telephone number (865) 223-6575.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by us to give any information or to make any representation other than as contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us.  Neither the delivery of this prospectus nor any distribution of the shares of common stock issuable under the terms of the Miller Petroleum, Inc. Stock Plan shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

Our principal offices are located at 3651 Baker Highway, Huntsville, TN 37756 and our telephone number at that location is (865) 223-6575.  Our fiscal year end is April 30.  Information which appears on our web site at www.millerenergyresources.com is not part of this prospectus.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

REOFFER PROSPECTUS

MILLER PETROLEUM, INC.

3,500,000 Shares of Common Stock

This prospectus forms a part of a registration statement, which registers an aggregate of 2,850,000 shares of common stock issuable from time-to-time under the Miller Petroleum, Inc. Stock Plan and 650,000 shares of common stock issuable from time-to-time upon the exercise of non-plan employee options.

This prospectus also covers the resale of shares granted under the Miller Petroleum, Inc. Stock Plan and the non-plan employee options by persons who are our "affiliates" within the meaning of federal securities laws.  Affiliated selling security holders may sell all or a portion of the shares from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices, but which may not exceed the average weekly reported volume of trading in our common stock on NASDAQ Global Market during the four calendar weeks preceding such sale.

We will not receive any proceeds from sales of shares by selling security holders.

For a description of the plan of distribution of these shares, please see page 14 of this prospectus.

Our common stock is listed on the NASDAQ Global Market under the symbol MILL.  On December 6, 2010 the last sale price of our common stock was $5.51.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus to read about the risks of investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 10, 2010

When used herein, the terms “Miller,” "we," "our," and "us" refers to Miller Petroleum, Inc., a Tennessee corporation, and our subsidiaries.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC).  Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC are incorporated herein by reference and made a part hereof:

•	Annual Report on Form 10-K for the year ended April 30, 2010,
•	Current Report on Form 8-K as filed on August 19, 2010,
•	Current Report on Form 8-K as filed on August 26, 2010,
•	Quarterly Report on Form 10-Q as filed on September 13, 2010,
•	Current Report on Form 8-K as filed on November 2, 2010,
•	Current Report on Form 8-K as filed on November 4, 2010,
•	Quarterly Report on Form 10-Q for the period ended October 31, 2010,
•	Current Report on Form 8-K as filed on November 26, 2010,
•	Current Report on Form 8-K as filed on December 9, 2010, and
•	Quarterly Report on Form 10-Q as filed on December 10, 2010.

In addition, all reports and documents filed by us pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.  Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, Miller Petroleum, Inc., at 3651 Baker Highway, Huntsville, TN  37756, telephone number (865) 223-6575.

OUR COMPANY

We are an independent exploration and production company that utilizes seismic data, and other technologies for geophysical exploration and development of oil and gas wells in the Appalachian region of eastern Tennessee and the Cook Inlet Basin in south central Alaska. In addition to our engineering and geological capabilities, we provide land drilling services on a contract basis to customers primarily engaged in natural gas exploration and production.

Our principal executive offices are located at 3651 Baker Highway, Huntsville, TN  37756 and our telephone number is (865) 223-6575.  Our fiscal year end is April 30.  We maintain a corporate web site at www.millerenergyresources.com.  The information which appears on this web site is not part of this prospectus.

Unless specifically set forth to the contrary, when used in this prospectus the terms "we," "us," "ours," and similar terms refers to Miller Petroleum, Inc., a Tennessee corporation doing business as Miller Energy Resources and our subsidiaries, Miller Rig & Equipment, LLC, Miller Drilling TN, LLC and Miller Energy Services, LLC, East Tennessee Consultants, Inc., East Tennessee Consultants II, LLC, Miller Energy GP, LLC, and Cook Inlet Energy, LLC.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our common stock.

Risks Related to Our Business

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which would prevent us from fully developing our business and substantially increasing our revenues.

The oil and gas industry is capital intensive and we anticipate that we will need to raise between $15 million and $35 million of additional capital to develop our Alaskan reserves. As described in our Annual Report on Form 10-K for our year ended April 30, 2010, we will also need to raise substantial additional capital to meet our funding commitments under the Assignment Oversight Agreement with the Alaska Department of Natural Resources ("Alaska DNR"). We intend to seek this additional capital through the sale of equity or debt instruments; however, the terms of the 2010 Offering contain restrictive covenants that may impede our capital raising activities in future periods. We may not be able to obtain this necessary equity or debt financing on terms favorable to us, if at all. If we are unable to raise the capital as needed, the State of Alaska could terminate all of the Cook Inlet leases which would be a material adverse event to our company and we would be unable to fully develop our Alaskan reserves which would materially impact our ability to increase our revenues in future periods.  To the extent such funds are not available from any of those sources, our operations and activities will be limited to those operations and activities we can afford with the funds then available to us.  The failure to obtain additional financing could also result in a curtailment of our operations relating to exploration and development of our prospects.

Cook Inlet Energy’s operations are subject to oversight by the Alaska DNR and the Cook Inlet Energy oil and gas leases could be terminated if it fails to uphold the terms of the Assignment Oversight Agreement.  If these leases were terminated, we would be unable to continue our operations as they are presently conducted and could be liable for significant additional costs associated with decommissioning the Osprey platform.

Cook Inlet Energy is a party to an Assignment Oversight Agreement with the Alaska DNR that was entered into in November 2009 as a condition of the sale of the oil and gas leases from Pacific Energy Resources to Cook Inlet Energy. The agreement states that its intent is to ensure that there were sufficient funds, and that those funds are only spent, to fulfill Cook Inlet Energy's initial development, operation, and dismantlement obligations under the assigned leases, applicable statues and regulations. Those commitments include approximately $31 million to support restoration of base production at the Redoubt Unit. Internally we have increased that requirement to $35 million to accommodate the purchase of a drilling rig for the Osprey platform, which we presently estimate will cost approximately $15 million, unless we choose to lease the drilling rig which would then reduce the amount of capital needed for this purpose. We need to raise the additional necessary capital from third parties. While we believe we will be able to raise the capital, we presently do not have any firm commitments for the funds. If we are unable to raise the capital as necessary to fully fund the commitment made in connection with the Assignment Oversight Agreement, the State of Alaska could terminate all of the Cook Inlet leases which would be a material adverse event to our company. Our operations would be limited to the Appalachian region and it is unlikely we would be able to continue our operations as they are presently conducted. In addition, we would then be obligated to fund the decommissioning and abandonment of the Osprey platform. The Alaskan DNR has historically fixed the costs for the decommissioning and abandonment of the Osprey platform at $40 million, of which only approximately $6.6 million has been escrowed with Alaska, we believe the total cost will be approximately $20 million.

Oil and gas prices fluctuate due to a number of uncontrollable factors, creating a component of uncertainty in our development plans and overall operations. Declines in prices adversely affect our financial results and rate of growth in proved reserves and production.

Oil and gas markets are very volatile, and we cannot predict future oil and natural gas prices.  The prices we receive for our oil and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth.  The prices we receive for our production depend on numerous factors beyond our control. These factors include, but are not limited to, changes in global supply and demand for oil and gas, the actions of the Organization of Petroleum Exporting Countries, the level of global oil and gas exploration and production activity, weather conditions, technological advances affecting energy consumption, domestic and foreign governmental regulations and tax policies, proximity and capacity of oil and gas pipelines and other transportation facilities and transportation costs and the price and technological advancement of alternative fuels.

The downward pressure in oil and natural gas prices that began in the last half of 2008 continued in 2010.  The average realized gas price per thousand standard cubic feet (Mscf) for 2010 decreased 40% from 2009 and the average realized oil price per barrel for 2010 decreased 9% from 2009.  The decrease in prices significantly decreased the amount available to invest in exploration and development drilling and the present value of our proved reserves.  Our proved oil and gas reserves and production volumes decrease in quantity unless we successfully replace the reserves we produce with new discoveries or acquisitions.  For the foreseeable future, we expect to make substantial capital investments for the exploration and development of new oil and gas reserves to replace the reserves we produce, to increase our daily production and to increase our total proved reserves.  It will be necessary for us to raise additional capital to fund these expenditures.  Low prices also reduce the amount of oil and gas that we can economically produce and may cause us to curtail, delay or defer certain exploration and development projects.

The global economic crisis may have impacts on our business and financial condition that we currently cannot predict.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve.  Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise financing, which could have an impact on our flexibility to react to changing economic and business conditions.  The economic situation could have an impact on potential lenders, purchasers of our oil and gas production and working interest owners in properties we operate, causing them to fail to meet their obligations to us.

Estimates of oil and natural gas reserves are inherently imprecise. Any material inaccuracies in these reserve estimates or underlying assumptions will affect materially the quantities and present value of our reserves.

Estimates of proved oil and natural gas reserves and the future net cash flows attributable to those reserves are prepared by independent petroleum engineers and geologists.  There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and cash flows attributable to such reserves, including factors beyond our control and that of our engineers.  Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  Different reserve engineers may make different estimates of reserves and cash flows based on the same available data.  The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and natural gas prices and expenditures for future development drilling and exploration activities, and of engineering and geological interpretation and judgment.  Additionally, reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development drilling and exploration activities and prices of oil and natural gas.  Actual future production, revenue, taxes, development drilling expenditures, operating expenses, underlying information, quantities of recoverable reserves and the value of cash flows from such reserves may vary significantly from the assumptions and underlying information set forth herein.

Approximately 74% of our total estimated proved reserves at April 30, 2010 were proved undeveloped reserves.  In addition, there are no assurances that probable and possible reserves will be converted to proved reserves.

Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations.  The reserve data included in the reserve engineer reports assumes that substantial capital expenditures are required to develop such reserves.  Although cost and reserve estimates attributable to our natural gas and crude oil reserves have been prepared in accordance with industry standards, we cannot be sure that the estimated costs are accurate, that development will occur as scheduled or that the results of such development will be as estimated.  We also have a significant amount of probable and possible reserves at April 30, 2010.  There is significant uncertainty attached to probable and possible reserve estimates.  Proved reserves are more likely to be produced than probable reserves and probable reserves are more likely to be produced than possible reserves.  There are no assurances that we can develop probable or possible reserves into probable reserves, or that if developed, probable reserves will become producing reserves to the level of the estimates.

The present value of future net cash flows from our proved reserves will not necessarily be the same as the current market value of our estimated natural gas, crude oil and natural gas liquids reserves.

You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated natural gas, crude oil and natural gas liquids reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from our proved reserves are based on prices and costs on the date of the estimate, held flat for the life of the properties. Actual future prices and costs may differ materially from those used in the present value estimate. Actual future net cash flows will also be affected by increases or decreases in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of both the production and the incurrence of expenses in connection with the development and production of oil and gas properties affects the timing of actual future net cash flows from proved reserves. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Our industry is subject to extensive environmental regulation that may limit our operations and negatively impact our production.  As a result of increased enforcement of existing regulations and potential new regulations following the Gulf oil spill, the costs for complying with government regulation could increase.

Extensive Federal, state, and local environmental laws and regulations in the United States affect all of our operations.  Environmental laws to which we are subject in the U.S. include, but are not limited to, the Clean Air Act and comparable state laws that impose obligations related to air emissions, the Resource Conservation and Recovery Act of 1976 (RCRA), and comparable state laws that impose requirements for the handling, storage, treatment or disposal of solid and hazardous waste from our facilities, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which our hazardous substances have been transported for disposal, and the Clean Water Act, and comparable state laws that regulate discharges of wastewater from our facilities to state and federal waters.  Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations.  Certain environmental laws, including CERCLA and analogous state laws, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or hydrocarbons have been disposed or otherwise released.  Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.  Environmental legislation may require that we:

•	acquire permits before commencing drilling;

•	restrict spills, releases or emissions of various substances produced in association with our operations;

•	limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas;

•	take reclamation measures to prevent pollution from former operations;

•	take remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remedying contaminated soil and groundwater; and

•	take remedial measures with respect to property designated as a contaminated site.

There is inherent risk of incurring environmental costs and liabilities in connection with our operations due to our handling of natural gas and other petroleum products, air emissions and water discharges related to our operations, and historical industry operations and waste disposal practices.  The costs of any of these liabilities are presently unknown but could be significant.  We may not be able to recover all or any of these costs from insurance.  In addition, we are unable to predict what impact the Gulf oil spill will have on independent oil and gas companies such as our company.  For instance, companies such as ours currently pay an $0.08 per barrel tax on all oil produced in the U.S. which is contributed to the Oil Spill Liability Trust Fund.  There are pending proposals to raise this tax to $0.18 to $0.25 per barrel.  It is also probable that there will be increased enforcement of existing regulations and adoption of new regulations which will also increase our cost of doing business which would reduce our operating profits in future periods.

The effects of future environmental legislation on our business are unknown but could be substantial.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  Changes in, or enforcement of, environmental laws may result in a curtailment of our production activities, or a material increase in the costs of production, development drilling or exploration, any of which could have a material adverse effect on our financial condition and results of operations or prospects.  In addition, many countries, as well as several states in the United States have agreed to regulate emissions of “greenhouse gases.”  Methane, a primary component of natural gas, and carbon dioxide, a byproduct of burning natural gas, are greenhouse gases. Regulation of greenhouse gases could adversely impact some of our operations and demand for products in the future.

Should we fail to comply with all applicable FERC administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines.

Under the Energy Policy Act of 2005, the Federal Energy Regulatory Commission, or FERC, has authority to impose penalties for violations of the Natural Gas Act, up to $1 million per day for each violation and disgorgement of profits associated with any violation.  FERC has recently proposed and adopted regulations that may subject our facilities to reporting and posting requirements.  Additional rules and legislation pertaining to these and other matters may be considered or adopted by FERC from time to time.  Failure to comply with FERC regulations could subject us to civil penalties.

Our business depends on oil and natural gas transportation facilities, most of which are owned by others.

The marketability of our oil and natural gas production depends in large part on the availability, proximity and capacity of pipeline systems owned by third parties. The lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of drilling plans for properties. The lack of availability of these facilities for an extended period of time could negatively affect our revenues. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

Our business involves many operating risks that may result in substantial losses for which insurance may be unavailable or inadequate.

Our operations are subject to hazards and risks inherent in drilling for oil and gas, such as fires, natural disasters, explosions, formations with abnormal pressures, casing collapses, uncontrollable flows of underground gas, blowouts, surface cratering, pipeline ruptures or cement failures, and environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases. Any of these risks can cause substantial losses resulting from injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution and other environmental damages, regulatory investigations and penalties, suspension of our operations and repair and remediation costs. In addition, our liability for environmental hazards may include conditions created by the previous owners of properties that we purchase or lease. We maintain insurance coverage against some, but not all, potential losses. We do not believe that insurance coverage for all environmental damages that could occur is available at a reasonable cost. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operation.

Our Cook Inlet Basin leases and our Osprey Platform are located in a region of active volcanoes and we could be subject to the adverse impacts of natural disasters.

The Cook Inlet region contains active volcanoes, including Augustine Volcano, Mount Spurr and Mount Redoubt, and volcanic eruptions in this region have been associated with earthquakes and tsunamis and debris avalanches have also resulted in tsunamis.  In 2009 the Cook Inlet Pipeline Co. suspended operations on several occasions as a result of the spring 2009 major eruption of Mount Redoubt which also resulted in a shutdown of the Drift River Oil Terminal.  Our operations in this area are subject to all of the inherent risks associated with operations in a geographical region which is subject to natural disasters and we are susceptible to the risk of damage to our operations and assets located in the Cook Inlet Basin. While our facilities are engineered to withstand seismic activity, and the current tight line configuration should allow us to continue shipments through an active volcanic period without much interruption, we do not maintain business interruption insurance which could adversely impact our results of operations as the result of lost revenues in future periods.

We may be subject to certain conflicts of interest related to Miller Energy Income 2009 -A, LP which may not be resolved in a manner favorable to our company.

A wholly owned subsidiary of our company is the general partner of Miller Energy Income 2009-A, LP ("MEI") and Messrs. Miller, Boruff and Boyd are officers of MEI.  In November and December 2009 and May 2010 we borrowed an aggregate of approximately $3.1 million from MEI under the terms of four year secured notes.  In the event there should be a dispute under this loan, there are no assurances that it will be resolved in our favor. We asked a third party to hold in escrow titles to substantial company drilling equipment to serve as collateral for these loans.  In the event of a dispute under this loan, we could lose ownership of this equipment which we need to perform drilling and drilling services.  In that event, we would be unable to continue our operations as they are presently conducted which would have a material adverse impact on our results of operations in future periods.  There are no assurances that decisions Messrs. Miller, Boruff and/or Boyd make in matters related to MEI will be beneficial to us.

Risks Related To Ownership of our Securities and this Offering

Certain of our outstanding warrants contain cashless exercise provisions which means we will not receive any cash proceeds upon their exercise.

At November 30, 2010 we have common stock warrants outstanding to purchase an aggregate of 2,250,250 shares of our common stock with an average exercise price of $0.99 per share which are exercisable on a cashless basis.  This means that the holders, rather than paying the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised.  It is possible that the warrant holders will utilize the cashless exercise feature which will deprive us of additional capital which might otherwise be obtained if the warrants did not contain a cashless feature.

A large portion of our outstanding common shares are “restricted securities” and we have outstanding options, warrants and purchase rights to purchase approximately 47% of our currently outstanding common stock.

At November 30, 2010 we had 36,237,439 shares of common stock outstanding together with outstanding options and warrants to purchase an aggregate of 11,845,005 shares of common stock at exercise prices of between $0.01 and $6.94 per share. Of our outstanding shares of common stock at November 30, 2010, approximately 16,448,000 shares are "restricted securities." Future sales of restricted common stock under Rule 144 or otherwise could negatively impact the market price of our common stock.  In addition, in the event of the exercise of the warrants and options, the number of our outstanding common stock will increase by approximately 33%, which will have a dilutive effect on our existing shareholders.

The impacts of non-cash gains and losses from derivative liability accounting in future periods could materially impact our financial results.

As a result of the terms of the 2010 Offering, as well as the terms of other recent financing transactions we have entered into which are described later in this prospectus, our financial statements for the year ended April 30, 2010 and future periods will be impacted by the accounting effect of the application of derivative accounting.  The application of EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) is Indexed to a Company's Own Stock,” which was effective on January 1, 2009 will significantly affect the application of ASC Topic 815 and ASC Topic 815-40 for both freestanding and embedded derivative financial instruments in our financial statements.  Generally, warrants, conversion features in debt, and similar terms that include “full-ratchet” or reset provisions, which mean that the exercise or conversion price adjusts to pricing in subsequent sales or issuances, no longer meet the definition of indexed to a company's own stock and are not exemption for equity classification provided in ASC Topic 815-15. This means that instruments that were previously classified in equity will require reclassification to liabilities and ongoing measurement under ASC Topic 815.  The amount of quarterly non-cash gains or losses we will record in future periods is unknown at this time as the measurement is based upon the fair market value of our common stock on the measurement date.  It is likely, however, that these non-cash gains or losses could have a material impact on our financial results in future periods.

If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived from utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to:

•	the capital intensive nature of oil and gas development and exploration operations and our ability to raise adequate capital to fully develop our operations and assets,

•	our ability to perform under the terms of the Assignment Oversight Agreement with the Alaska DNR, including meeting the funding commitments of that agreement,

•	fluctuating oil and gas prices and the impact on our results of operations,

•	the impact of the global economic crisis on our business,

•	the impact of natural disasters on our Cook Inlet Basin operations,

•	the imprecise nature of our reserve estimates,

•	our ability to recover proved undeveloped reserves and convert probable and possible reserves to proved reserves,

•	the possibility that present value of future net cash flows will not be the same as the market value,

•	the costs and impact associated federal and state regulations,

•	changes in existing federal and state regulations,

•	our dependence on third party transportation facilities,

•	insufficient insurance coverage,

•	conflicts of interest related to our dealings with MEI,

•	cashless exercise provisions of outstanding warrants,

•	market overhang related to restricted securities and outstanding options, warrants and convertible notes,

•	adverse impacts on the market price of our common stock from sales by the selling security holders.

Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in “Risk Factors.” Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling security holders.

MILLER PETROLEUM, INC. STOCK PLAN

On April 15, 2010, our Board of Directors approved the Miller Petroleum, Inc. Stock Plan (the “2010 Plan”), and recommended the adoption of the 2010 Plan by our stockholders. On April 26, 2010 at a special meeting of the shareholders, our shareholders approved and adopted the 2010 Plan.

The purpose of the 2010 Plan is to advance the interests of our company by providing an incentive to attract, retain and motivate highly qualified and competent persons who are important to us and upon whose efforts and judgment the success of our company is largely dependent.  We believe that the 2010 Plan provides an incentive to such persons to continue in our service, to perform at and above targeted levels, and to give them a greater interest as shareholders in our success.  We have reserved 3,000,000 shares of our common stock for issuance under this plan.  Options and restricted stock awards may be granted under the 2010 Plan only to our employees, officers or directors, or to members of any advisory panel or board established at the direction of the Board. As of November 30, 2010, we have granted options in the amount of 2,950,000 shares of our common stock under the plan, with exercise prices ranging from $4.98 per share to $6.94 per share.

Administration and Eligibility

The 2010 Plan is administered by the Compensation Committee of our Board of Directors.  The Compensation Committee determines, from time to time, those of our employees, executive officers and/or directors to whom stock awards or plan options will be granted, the terms and provisions of each such grant, the dates such grants will become exercisable, the number of shares subject to each grant, the purchase price of such shares and the form of payment of such purchase price.  All other questions relating to the administration of the 2010 Plan and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Compensation Committee.

Amendment and Termination of the 2010 Plan

The Board of Directors may amend, suspend or terminate the 2010 Plan at any time, except that no amendment shall be made which:

•	increases the total number of shares subject to the plan or changes the minimum purchase price therefore (except in either case in the event of adjustments due to changes in our capitalization),

•	affects outstanding options or any exercise right thereunder,

•	extends the term of any option beyond 10 years, or

•	extends the termination date of the plan.

Unless the plan is suspended or terminated by the Board of Directors, the 2010 Plan will terminate on April 15, 2020. Any termination of the 2010 Plan will not affect the validity of any options previously granted thereunder.

Grants under the 2010 Plan

The 2010 Plan provides for the grant of restricted stock awards, deferred stock grants, stock appreciation rights, incentive stock options (“ISOs”) qualifying as ISOs under Section 422 of the Internal Revenue Code and non-statutory stock options (“NSOs”) that do not so qualify.  Any option granted under the 2010 Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any ISO granted to an eligible employee owning more than 10% of our common stock must be at least 110% of such fair market value as determined on the date of the grant.  The 2010 Plan also permits the granting of restricted stock awards.

Subject to the limitation on the aggregate number of shares issuable under the plan, there is no maximum or minimum number of shares as to which a stock grant or plan option may be granted to any person. Shares used for stock grants and plan options may be authorized and unissued shares or shares reacquired by us, including shares purchased in the open market.

Adjustment Upon Changes in Capitalization or other Corporate Event

The 2010 Plan provides that, in the event of any dividend (other than a cash dividend) payable on shares of our common stock, stock split, reverse stock split, combination or exchange of shares, or other similar event occurring after the grant of an award which results in a change in the shares of our common stock as a whole, (i) the number of shares issuable in connection with any such award and the purchase price thereof, if any, will be proportionately adjusted to reflect the occurrence of any such event and (ii) the Compensation Committee will determine whether such change requires an adjustment in the aggregate number of shares reserved for issuance under the 2010 Plan or to retain the number of shares reserved and available under the plan in their sole discretion. Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding options. In the event of our proposed dissolution or liquidation, a proposed sale of all or substantially all of our assets, a merger or tender offer for our shares of common stock, the Compensation Committee may declare that each option granted under the plan shall terminate as of a date to be fixed by the committee; provided that not less than 30 days written notice of the date so fixed shall be given to each participant holding an option, and each such participant shall have the right, during the period of 30 days preceding such termination, to exercise the participant’s option, in whole or in part, including as to options not otherwise exercisable.

Assignability of Plan Options and Termination of Employment

All plan options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee, except as provided by the Compensation Committee. If an optionee shall die while our employee, such options may be exercised, to the extent that the optionee shall have been entitled to do so on the date of death or termination of employment, by the person or persons to whom the optionee’s right under the option pass by will or applicable law, or if no such person has such right, by his executors or administrators. Options are also subject to termination by the Compensation Committee under certain conditions.

In the event of termination of employment because of death while an employee, or because of disability, the optionee’s options may be exercised not later than the expiration date specified in the option or six months after the optionee’s death, whichever date is earlier, or in the event of termination of employment because of retirement or otherwise, not later than the expiration date specified in the option or 180 days after the optionee’s retirement, whichever date is earlier. If an optionee’s employment by us terminates because of disability and such optionee does not die within the following three months after termination, the options may be exercised, to the extent that the optionee shall have been entitled to do so at the date of the termination of employment, at any time, or from time to time, but not later than the expiration date specified in the option or six months after termination of employment, whichever date is earlier. If an optionee’s employment terminates for any reason other than death or disability, the optionee may exercise the options to the same extent that the options were exercisable on the date of termination, for up to 30 days following such termination, or on or before the expiration date of the options, whichever occurs first. In the event that the optionee was not entitled to exercise the options at the date of termination or if the optionee does not exercise such options (which were then exercisable) within the time specified herein, the options shall terminate. If an optionee’s employment is terminated for cause, the optionee’s vested but unexercised options shall terminate.  If an optionee’s employment terminates for any reason other than death, disability or retirement, all rights to exercise the option will terminate, except as otherwise provided under the plan.

Summary of Federal Tax Consequences

The following is only a brief summary of the effect of federal income taxation on an optionee under the 2010 Plan. Effective January 1, 2006, we adopted Financial Accounting Standards Board (FASB) ASC Topic 718.  This Statement requires that compensation costs related to share-based payment transactions, such as stock options or restricted stock award, be recognized in the financial statements.  Under ASC Topic 718, an optionee, recipient of a restricted stock award and our company will be subject to certain tax consequences and accounting charges, regardless of the type of option or restricted stock award.

Options granted under the 2010 Plan may be either ISOs which satisfy the requirements of Section 422 of the Internal Revenue Code or NSOs which do not meet such requirements. The federal income tax treatment for the two types of options differs, as summarized below.

•          ISOs. No taxable income is recognized by an optionee at the time of the grant of an ISO, and no taxable income is generally recognized at the time an ISO is exercised. However, the excess of the fair market value of the common stock received upon the exercise of an ISO over the exercise price is includable in the employee’s alternative minimum taxable income and may be subject to the alternative minimum tax (“AMT”). For AMT purposes only, the basis of the common stock received upon exercise of an ISO is increased by the amount of such excess.

An optionee will recognize taxable income in the year in which the purchased shares acquired upon exercise of an ISO are sold or otherwise disposed. For federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. An optionee will make a qualifying disposition of the purchased shares if the sale or disposition is made more than two years after the grant date of the option and more than one year after the exercise date. If an optionee fails to satisfy either of these two holding periods prior to sale or disposition, then a disqualifying disposition of the purchased shares will result.

Upon a qualifying disposition, an optionee will recognize long-term capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other disposition of the purchased shares and the exercise price paid for the shares except that, for AMT purposes, the gain or loss would be the difference between the amount realized upon the sale or other disposition of the purchased shares and the employee’s basis increased as described above. If there is a disqualifying disposition of the shares, then the optionee will generally recognize ordinary income to the extent of the lesser of the difference between the exercise price and (i) the fair market value of the common stock on the date of exercise, or (ii) the amount realized on such disqualifying disposition. Any additional gain recognized upon the disposition will be capital gain. If the amount realized is less than the exercise price, the optionee will, in general, recognize a capital loss. If the optionee makes a disqualifying disposition of the purchased shares, we are required to report such ordinary income on form W-2, and we will then be entitled to an income tax deduction, for the taxable year in which such disposition occurs, to the extent the optionee recognizes ordinary income. In no other instance will we be allowed a deduction with respect to the optionee’s disposition of the purchased shares.

•          NSOs. No taxable income is recognized by an optionee upon the grant of an NSO. The optionee will in general recognize ordinary income, in the year in which an NSO is exercised, equal to the excess of the fair market value of purchased shares on the date of exercise over the exercise price paid for such shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. Upon a subsequent sale of the purchased shares, the optionee will generally recognize either a capital gain or a capital loss depending on whether the amount realized is more or less than the exercise price. We are required to report such ordinary income on form W-2 or 1099 as appropriate, and we will then be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to an exercised NSO. The deduction will in general be allowed for our taxable year in which ordinary income is recognized by the optionee in connection with the acquisition of the option shares.

•          Restricted Stock. Unless the recipient of a restricted stock grant elects to treat such grant as ordinary income at the time the grant is made, the recipient does not recognize taxable income upon the grant of restricted stock. Instead, the recipient will recognize ordinary income at the time of vesting (i.e. when the restrictions on the grant lapse) equal to the fair market value of the restricted shares on the vesting date minus any amount paid for the restricted shares. At the time that the recipient recognizes ordinary income in respect of the restricted stock grant, will are required to report such ordinary income on form W-2 or 1099 as appropriate and we will then be entitled to a tax deduction for compensation expense equal to the amount of ordinary income recognized by the recipient.

Restrictions Under Securities Laws

The sale of all shares issued under the 2010 Plan must be made in compliance with federal and state securities laws.  Our officers, directors and 10% or greater stockholders, as well as certain other persons or parties who may be deemed to be "affiliates" of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 or other applicable exemption.  Our officers, directors and 10% and greater stockholders may also become subject to the "short swing" profit rule of Section 16(b) of the Securities Exchange Act of 1934.

NON-PLAN EMPLOYEE OPTIONS

Employment Agreement with Mr. Boruff

Effective August 1, 2008, we entered into an employment agreement, as amended in September 2008, with Mr. Scott M. Boruff pursuant to which Mr. Boruff serves as our Chief Executive Officer for an initial term of five years, subject to additional one-year renewal periods.  Under the terms of the agreement, as amended, Mr. Boruff’s compensation consists of a base salary, certain benefit and certain equity grants, including 10 year options to purchase 250,000 shares of our common stock at an exercise price per share of $0.33, with vesting in equal annual installments over a period of four years from the grant date, or immediately upon a change of control of our company as described in the agreement.  As of the date of this prospectus, options to purchase 125,000 shares have vested. These non-plan options are exercisable at any time and from time to time from the date of vesting until the expiration date by the holder; the exercise price is payable in cash at the time of exercise.  Upon the termination of Mr. Boruff’s employment with our company, he is entitled to retain any vested options and there are no restrictions on his ability to transfer the options once vested.

Compensatory grants to Mr. Boyd

Mr. Boyd, who served as our Chief Financial Officer since September 2008, is not a party to an employment agreement with our company.  At the time he joined our company we granted Mr. Boyd two year options to purchase 250,000 shares of our common stock at an exercise price of $0.40 per share which expire in September 2011.  All of these options have vested.  In addition, in February 2010 our Board granted Mr. Boyd five year options to purchase 25,000 shares of our common stock at an exercise price of $2.52 per share which vested in May 2010. These non-plan options are exercisable at any time and from time to time from the date of vesting until the expiration date by the holder; the exercise price is payable in cash at the time of exercise.  Upon the termination of Mr. Boyd’s employment with our company, he is entitled to retain any vested options and there are no restrictions on his ability to transfer the options once vested.

Other employee non-plan options

In February 2010 we granted five year non-plan options to purchase 125,000 shares of our common stock at an exercise price of $2.52 per share to five employees which vested in May 2010. These non-plan options are exercisable at any time and from time to time from the date of vesting until the expiration date by the holder; the exercise price is payable in cash at the time of exercise.  Upon the termination of the employee’s employment with our company, the employee is entitled to retain any vested options and there are no restrictions on his ability to transfer the options once vested.

Restrictions Under Securities Laws

The sale of all shares issued under the non-plan employee options must be made in compliance with federal and state securities laws.  Our officers, directors and 10% or greater stockholders, as well as certain other persons or parties who may be deemed to be "affiliates" of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 or other applicable exemption.  Our officers, directors and 10% and greater stockholders may also become subject to the "short swing" profit rule of Section 16(b) of the Securities Exchange Act of 1934.

SELLING SECURITY HOLDERS

At November 30, 2010 we there were 36,237,439 shares of our common stock issued and outstanding.  The information under this heading relates to resales of shares covered by this prospectus by persons who are our "affiliates" as that term is defined under federal securities laws.  These persons will be members of our Board of Directors, executive officers and/or employees of our company.  Shares issued pursuant to this prospectus to our affiliates are "control" shares under federal securities laws.

The following table sets forth:

•	the name of each affiliated selling security holder,

•	the amount of common stock owned beneficially, directly or indirectly, by each affiliated selling security holder,

•	the maximum amount of shares to be offered by the affiliated selling security holders pursuant to this prospectus, and

•	the amount of common stock to be owned by each affiliated selling security holder following sale of the shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.  The information as to the number of shares of our common stock owned by each affiliated selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table.  Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the affiliated selling security holders upon termination of the offering made hereby.  We have therefore assumed, for the purposes of the following table, that the affiliated selling security holders will sell all of the shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Persons who receive stock grants under the 2010 Plan and/or the non-plan employee options and are deemed affiliates, may effect sales of shares of common stock covered hereby not in excess of 1% of our outstanding common stock in any three-month period.

Grants may be made to affiliates in the future which we are not able to identify at this time.  Before any of our affiliates sell any of his shares received under the 2010 Plan and/or the non-plan employee options, we will supplement this prospectus with the required information regarding the names of the persons selling, the total number of shares owned by these persons and the number of shares proposed to be sold under this prospectus.

Name of selling security holder	Number of shares owned (1)	Shares to be offered	Shares to be owned after offering	% owned after offering
Deloy Miller (2)	4,529,888	350,000	4,529,888	12.4%
Scott Boruff (3)	3,799,474	750,000	3,674,474	9.9%
David M. Hall (4)	1,033,450	50,000	1,033,450	2.8%
Paul W. Boyd (5)	275,000	625,000	0	—
Charles Stivers (6)	0	100,000	0	—
Herman Gettelfinger (7)	729,901	100,000	729,901	2.0%
General Merrill A. McPeak (8)	20,000	300,000	20,000	<1%
Jonathan S. Gross (9)	0	300,000	0	—
David J. Voyticky (10)	0	300,000	0	—

1           The inclusion of any shares as deemed beneficially owned does not constitute an admission of beneficial ownership by the named shareholder.

2           The number of shares owned by Mr. Miller includes 100,000 shares of common stock underlying options with an exercise price of $5.94 per share. The number of shares owned by Mr. Miller excludes options to purchase 200,000 shares of our common stock exercisable at $5.94 and options to purchase 50,000 shares of our common stock at $6.543 per share which have not yet vested. The number of shares to be offered includes:

•	300,000 shares of common stock underling options with an exercise price of $5.94 per share granted under the 2010 Plan, and

•	50,000 shares of common stock underlying options with an exercise price of $6.543 per share granted under the 2010 Plan.

3           The number of shares owned by Mr. Boruff includes 8,000 shares owned for the benefit of his minor children and 125,000 shares of our common stock underlying options with an exercise price of $0.33 per share. The number of shares owned by Mr. Boruff excludes options to purchase an additional 125,000 shares of our common stock exercisable at $0.33 per share which have not yet vested, a restricted stock award of 125,000 shares which has not yet vested, options to purchase an additional 450,000 shares of our common stock exercisable at $5.94 and options to purchase an additional 50,000 shares exercisable at $6.534 which have not yet vested. The number of shares to be offered includes:

•	450,000 shares of common stock underlying options with an exercise price of $5.94 per share granted under the 2010 Plan,

•	50,000 shares of common stock underlying options with an exercise price of $6.543 per share granted under the 2010 Plan, and

•	250,000 shares of common stock underlying non-plan employee options with an exercise price of $0.33 per share.

4           The number of shares owned by Mr. Hall includes 711,000 shares underlying warrants with an exercise price of $1.00 per share. The number of shares owned by Mr. Hall excludes warrants to purchase 480,000 shares of our common stock at an exercise price of $2.00 together with options to purchase an additional 100,000 shares of our common stock exercisable at $5.94 which have not yet vested. The number of shares to be offered includes 100,000 shares of common stock underlying options with an exercise price of $5.94 per share granted under the 2010 Plan.

5           The number of shares owned by Mr. Boyd includes options to purchase 250,000 shares of our common stock exercisable at $0.40 per share and options to purchase 25,000 shares of common stock at $2.52 per share, but excludes options to purchase an additional 350,000 shares of our common stock exercisable at $5.94 which have not yet vested.  The number of shares to be offered includes

•	125,000 shares of common stock underlying non-plan employee options with an exercise price of $0.40 per share,

•	25,000 shares of common stock underlying options with an exercise price of $2.52 per share granted under the 2010 Plan, and

•	350,000 shares of common stock underlying options with an exercise price of $5.94 per share granted under the 2010 Plan.

6           The number of shares owned by Mr. Stivers excludes options to purchase 100,000 shares of common stock at an exercise price of $5.94 which have not yet vested.  The number of shares offered by Mr. Stivers includes 100,000 shares of common stock underling options with an exercise price of $5.94 per share granted under the 2010 Plan.

7           The number of shares owned by Mr. Gettelfinger includes 225,000 shares owned by his wife and 4,000 shares owned by a partnership over which he exercises voting and dispositive control. The number of shares owned by Mr. Gettelfinger excludes options to purchase 100,000 shares of common stock at an exercise price of $5.94 which have not yet vested. The number of shares offered by Mr. Gettelfinger includes 100,000 shares of common stock underling options with an exercise price of $5.94 per share granted under the 2010 Plan.

8           The number of shares owned by General McPeak includes 20,000 shares held in a family trust over which he exercises voting and dispositive control. The number of shares owned by General McPeak excludes options to purchase 200,000 shares of common stock at an exercise price of $5.94 options to purchase 100,000 shares of our common stock at an exercise price of $4.98 which have not yet vested. The number of shares to be offered includes:

•	200,000 shares of common stock underling options with an exercise price of $5.94 per share granted under the 2010 Plan, and

•	100,000 shares of common stock underlying options with an exercise price of $4.98 per share granted under the 2010 Plan.

9           The number of shares owned by Mr. Gross excludes options to purchase 200,000 shares of common stock at an exercise price of $5.94 and options to purchase 100,000 shares of our common stock at an exercise price of $4.98 which have not yet vested.  The number of shares to be offered includes:

•	200,000 shares of common stock underling options with an exercise price of $5.94 per share granted under the 2010 Plan, and

•	100,000 shares of common stock underlying options with an exercise price of $4.98 per share granted under the 2010 Plan.

10          The number of shares owned by Mr. Voyticky excludes options to purchase 200,000 shares of common stock at an exercise price of $5.94 and options to purchase 100,000 shares of our common stock at an exercise price of $4.98 which have not yet vested. The number of shares to be offered includes:

•	200,000 shares of common stock underling options with an exercise price of $5.94 per share granted under the 2010 Plan, and

•	100,000 shares of common stock underlying options with an exercise price of $4.98 per share granted under the 2010 Plan.

PLAN OF DISTRIBUTION

The information under this heading includes resales of shares covered by this prospectus by persons who are our "affiliates" as that term in defined under federal securities laws.

The shares covered by this prospectus may be resold and distributed from time to time by the selling security holders in one or more transactions, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices.  The selling security holders in connection with sales of securities may pay usual and customary, or specifically negotiated, brokerage fees or commissions.

The selling security holders may sell shares in one or more of the following methods, which may include crosses or block transactions:

•      on the NASDAQ Global Market or on such exchanges or over-the-counter markets on which our shares may be listed or quoted from time-to-time, in transactions which may include special offerings, exchange distributions and/or secondary distributions, pursuant to and in accordance with the rules of such exchanges, or through brokers, acting as principal or agent;

•      in transactions other than on such exchanges or in the over-the-counter market, or a combination of such transactions, including sales through brokers, acting as principal or agent, sales in privately negotiated transactions, or dispositions for value, subject to rules relating to sales by affiliates; or

•      through the writing of options on our shares, whether or not such options are listed on an exchange, or other transactions requiring delivery of our shares, or the delivery of our shares to close out a short position.

Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

In making sales, brokers or dealers used by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders who are affiliates of our company and others through whom such securities are sold may be "underwriters" within the meaning of the Securities Act of 1933 for the securities offered, and any profits realized or commission received may be considered underwriting compensation. Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

We have advised the selling security holders that, at the time a resale of the shares is made by or on behalf of a selling security holder, a copy of this prospectus is to be delivered.

We have also advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934.  With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security.

Sales of securities by us and the selling security holders or even the potential of these sales may have an adverse effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and provisions of our Charter is a summary thereof and is qualified by reference to our Articles of Incorporation, a copy of which may be obtained upon request. The authorized capital stock of our company consists of 500,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.  At November 30, 2010 there were 36,237,439 shares of our common stock and no shares of our preferred stock issued and outstanding.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock.  There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Tennessee, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders.  Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

Transfer Agent

Our transfer agent is Interwest Transfer Company, Inc., 1981 Murray Holladay Road, Suite 100 Salt Lake City, UT  84117, and its telephone number is (801) 272-9294.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Schneider Weinberger & Beilly LLP, 2200 Corporate Boulevard, N.W., Boca Raton, Florida  33431.

EXPERTS

The audited balance sheet of Miller as of April 30, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years then ended, appearing in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission have been audited by Sherb & Co., LLP, independent registered public accounting firm, as set forth in their report thereon and are incorporated by reference in reliance upon the authority of such firm as experts in auditing and accounting.

INDEMNIFICATION

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful.

In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.

Our Board of Directors has adopted these provisions to indemnify our directors, executive officers and agents.

The Tennessee Business Corporation Act also provides that a corporation may limit the liability of a director for monetary damages in the event of a breach of fiduciary duty. Our shareholders approved an amendment to our charter to provide for this limitation on our directors’ liability.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The documents listed below are incorporated by reference in the registration statement.

•	Annual Report on Form 10-K for the year ended April 30, 2010,
•	Current Report on Form 8-K as filed on August 19, 2010,
•	Current Report on Form 8-K as filed on August 26, 2010,
•	Quarterly Report on Form 10-Q as filed on September 13, 2010,
•	Current Report on Form 8-K as filed on November 2, 2010,
•	Current Report on Form 8-K as filed on November 4, 2010,
•	Quarterly Report on Form 10-Q for the period ended October 31, 2010,
•	Current Report on Form 8-K as filed on November 26, 2010,
•	Current Report on Form 8-K as filed on December 9, 2010, and
•	Quarterly Report on Form 10-Q as filed on December 10, 2010.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing of such documents.

Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, at 3651 Baker Highway, Huntsville, TN  37756, telephone number (865) 223-6575.

Item 4.	Description of Securities.

A description of the registrant's securities is set forth in the prospectus incorporated as a part of this registration statement.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful.

In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.

Our Board of Directors has adopted these provisions to indemnify our directors, executive officers and agents.

The Tennessee Business Corporation Act also provides that a corporation may limit the liability of a director for monetary damages in the event of a breach of fiduciary duty. Our shareholders approved an amendment to our charter to provide for this limitation on our directors’ liability.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 7.	Exemption From Registration Claimed.

Persons eligible to receive grants under the 2010 Plan will have an existing relationship with us and will have access to comprehensive information about us to enable them to make an informed investment decision.  The recipient must express an investment intent and, in the absence of registration under the Securities Act of 1933, consent to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws.

Item 8.	Exhibits.

Exhibit No.	Description
4.1	Form of non-plan employee option *
4.2	Form of non-plan employee option granted to Scott M. Boruff *
4.3	Forms of non-plan employee options granted to Paul W. Boyd *
5.1	Opinion of Schneider Weinberger & Beilly LLP *
10.1	Miller Petroleum, Inc. Stock Plan (1)
23.1	Consent of Sherb & Co., LLP *
23.2	Consent of Schneider Weinberger & Beilly LLP (included in Exhibit 5.1 hereof)

*  Filed herewith.

(1)  Incorporated by reference to the Current Report on Form 8-K as filed on April 29, 2010.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes:

1.         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.         That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

4.         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of an included in the registration statement as of the date it is first used after effectiveness.

The undersigned registration hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee on December 8, 2010.

Miller Petroleum, Inc.

By: /s/ Scott M. Boruff
Scott M. Boruff, Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Scott M. Boruff his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Deloy Miller Deloy Miller	Chairman of the Board of Directors	December 8, 2010

/s/ Scott M. Boruff Scott M. Boruff	Chief Executive Officer, director, principal executive officer	December 8, 2010

/s/ Paul W. Boyd Paul W. Boyd	Chief Financial Officer, principal financial and accounting officer	December 8, 2010

/s/ David M. Hall David M. Hall	Director	December 6, 2010

/s/ Merrill A. McPeak Merrill A. McPeak	Director	December 8, 2010

/s/ Herman E. Gettelfinger Herman E. Gettelfinger	Director	December 8, 2010

/s/ Jonathan S. Gross Jonathan S. Gross	Director	December 5, 2010

/s/ Charles M. Stivers Charles M. Stivers	Director	December 6, 2010

/s/ David J. Voyticky David J. Voyticky	Director	December 6, 2010